EXHIBIT 99.1

Adecco to acquire Spanish HR services company Humangroup

Further expanding Adecco's offering in outsourcing services

Madrid, Spain - April 29, 2005: The Adecco Group, worldwide leader in human resource (HR) services, today announced that its wholly-owned Spanish subsidiary Adecco Iberia SA has entered into a definitive agreement to acquire Humangroup. Humangroup, a Spanish HR services company with sales of EUR 240 million, offers staffing services under the AltaGestión brand and outsourcing solutions under the Eurocen (logistics and manufacturing), Extel (call centers) and Eurovendex (sales and marketing) brands. With the acquisition of 100% of Humangroup, valued at EUR 57 million plus debt assumed of EUR 9 million, Adecco will further expand its offering as the leading HR services firm in Spain. The acquisition is expected to be accretive to EPS as of 2006 and is subject to approval by the antitrust authorities.

"The acquisition of Humangroup is in alignment with our growth strategy of expanding into value-added services and consolidating our position in our core business. Adecco and Humangroup together will deliver a unique set of services including permanent and temporary staffing, specialized recruitment, training, outsourcing solutions, career transitioning and HR consulting", says Jerome Caille, CEO of the Adecco Group.

"This transaction is a very positive move for our group in the fast growing Spanish market. We will continue to operate with all the brands in a healthy competition, while at the same time achieving operational synergies. This will result in an even higher quality of service for our clients and greater opportunities for both our colleagues and candidates", comments Enrique Sánchez, Head of Adecco Central Europe, Iberia and Latin America.

Adecco Spain and Humangroup generated sales of more than EUR 900 million in 2004 and together have approximately 1,900 employees and 428 branches, providing employment opportunities to more than 52,000 people every day.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 30,000 employees and over 6,000 offices in 70 territories around the world. Registered in Switzerland and managed by a multinational team with expertise in markets spanning the globe, Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses. Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on SWX Swiss Exchange with trading on virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

About Humangroup

Humangroup has been present in the Spanish HR services market for 20 years. Its network connects up to 17,500 associates with more than 10,000 clients every day, through its 118 branches in Spain and Portugal. Humangroup is comprised of Alta Gestión S.A. ETT (staffing services), Eurocen (outsourcing services in logistics and manufacturing), Eurovendex (sales and marketing outsourcing) and Extel-crm (call center outsourcing).

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For further information please contact:

Adecco Corporate Press Office
press.office@adecco.com , Axel J. Schafmeister, Tel. +41 1 878 8832

Adecco Spain Press Office
Sara Baeza, Tel. +34 91 432 56 30

Pictures of Adecco offices can be downloaded from the Press Office photo library at www.adecco.com.